October 12, 2007
Via EDGAR
Mail Stop 7010

Ms. Mellissa Campbell Duru
Attorney Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ConocoPhillips Definitive Proxy Statement on Schedule 14A Filed April 2, 2007 File No. 001-32395
Dear Ms. Duru:
Our responses to the comments raised in your letter dated August 21, 2007, are set forth below. The Staff’s comments are shown in bold, followed by our responses.
Compensation Discussion and Analysis, page 17
Option Pricing, page 22
1.	We direct you to Item 402(b)(2)(vi) of Regulation S-K. We note that the Compensation Committee may exercise discretion in assessing the performance of the company and/or its executives. On page 23, for example, you disclose that the corporate performance of the company is measured at the end of a performance period by the compensation committee, but that such evaluation is “subjective.” With respect to options, we note that the compensation committee may adjust the number of options granted by 30% either above or below target each year. Similarly, in the discussion of performance share awards, you disclose that the compensation committee maintains the “final discretion to adjust compensation in accordance with any unique circumstances that may arise...” Please revise your disclosure to provide context to your discussion and clarify when and why such discretion is exercised. For example, using the named executive officers, demonstrate how across the various elements of compensation awarded, the compensation committee has exercised its discretion.
Response: Our executive compensation program has four primary components (Base Salary, the Variable Cash Incentive Program, the Stock Option Program and the Performance Share Program) which are intended, collectively, to compensate and create incentives for our executives with respect to past, current and future performance. The Compensation Committee seeks to set

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October 12, 2007

total target compensation for a given year at approximately the 50th percentile of the relevant peer group for a given position. In this context, and taking account of industry benchmarks, job complexity and other factors, such as relative and absolute performance and time in position, an executive’s base salary is determined within the ConocoPhillips salary grade structure. Annual option grants under the Stock Option Program are expressed as a percentage of base salary. Although the Committee retains discretion to adjust awards under the Stock Option Program by 30%, it does not generally intend to exercise this discretion, and did not do so in 2006. In the context of our Variable Cash Incentive Program and the Performance Share Program, performance measures1 are established under which performance is evaluated; however, actual compensation under our performance-based programs is not mandated by attainment of specified performance levels. Rather, all employees are informed of the performance measures that will be used to evaluate their performance for a given period, such as relative annual total stockholder return, but also understand that no given performance under those measures will entitle them to any guaranteed resulting payments under these programs. Accordingly, these are not plans where the Committee has retained discretion to alter payouts from a predetermined award amount or formula; rather they are plans where the award itself is a function of the Committee’s exercise of discretion in assessing Company, business unit and individual performance.2 When exercising discretion under the Company’s performance-based programs, the Compensation Committee gives great weight to the Company’s performance under the applicable measures but also considers the impact of intervening events affecting the Company’s performance and any other factors it deems relevant. The Committee seeks to evaluate the quality of the Company’s performance and the contribution of the individual to that performance.
Individual adjustments for senior officers (including our named executive officers) are approved by the Compensation Committee, based, in part, on the chief executive officer’s subjective assessment of the individual’s performance (other than for himself). The chief executive officer’s subjective assessment of individual performance for the named executive officers is informed by a review of corporate, business unit and individual performance and contributions for the relevant performance periods, as well as, in the case of adjustments to base salary for the upcoming year, competitive survey data. Following this review, the chief executive officer prepares recommendations for base salary increases and payouts under our performance-based compensation programs for completed performance periods for each of our senior officers (including our named executive officers). The chief executive officer then reviews his recommendations with the Compensation Committee and shares his rationale for such recommendations. The recommendations are then subject to the Committee’s final approval. The Committee approves the chief executive officer’s recommendations for the other named executives if it agrees with his assessment of each individual’s performance and contribution. The chief executive officer’s individual adjustment, if any, is determined by the Compensation Committee taking into account the prior review of his performance conducted jointly by the Compensation Committee and the Committee on Directors’ Affairs, and includes input from the Committee’s external compensation consultant.

[1]	In our CD&A, we sometimes use the phrases “performance target” and “performance measures” interchangeably. We did not mean to imply, by the use of the word “target,” that we have formulaic performance goals that, if accomplished, result in a pre-defined compensation level being dictated.

[2]	As noted on page 21 of our 2007 Proxy Statement and in footnote 5 to the Summary Compensation Table, the Compensation Committee seeks to preserve tax deductions under section 162(m) of the Internal Revenue Code for executive compensation to the extent consistent with the Committee’s determination of compensation arrangements necessary and appropriate to foster achievement of our business goals.

U.S. Securities and Exchange Commission
October 12, 2007

In order to provide context to our discussion of the awards to named executive officers, we have included a section within the CD&A entitled “Compensation Decisions” beginning on page 29 of the 2007 Proxy Statement which describes, in tabular format, the compensation awards made to each of our named executive officers for performance periods ending in 2006 juxtaposed with the original targets set by the Compensation Committee. To the extent we believe additional context in future filings is material information that is necessary to an understanding of our compensation policies and decisions regarding our named executive officers, we will revise our filings to provide additional context regarding situations in which the Compensation Committee has exercised discretion.
2.	Giving consideration to the above comment, also clarify disclosure on page 26 in which you indicate that certain awards may be withdrawn “should circumstances arise that merit such action.” If any of the named executive officers have been subject to awards being reduced or withdrawn, please disclose the circumstances in which this occurred. Alternatively, please supplement your disclosure to clarify the circumstances that would generally merit such discretion being exercised by the compensation committee. See also Instruction 2 to Item 402(b) of Regulation S-K.
Response: No named executive officers have been subject to reductions or withdrawals of prior payouts of restricted stock, restricted stock units or stock options awards. Circumstances meriting such withdrawal are determined at the discretion of the Compensation Committee, but could potentially include a material restatement or change in reported financial results for past periods, or indicators of malfeasance by an executive, although there have been no such instances at ConocoPhillips. We confirm we will revise our disclosure in future filings to clarify the circumstances that we anticipate may merit such discretion being exercised by the Compensation Committee and will indicate whether any such reductions or withdrawals actually occurred.
3.	Throughout your discussion, you reference the importance of considerations of individual performance in the compensation decisions made with respect to a named executive officer, yet fail to provide adequate analysis of how such performance is evaluated. For example, on page 22, you note that individual contributions to the company’s performance are considered in determining compensation paid. Please supplement your disclosure where applicable to disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions with respect to each of the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.
Response: The Compensation Committee begins by examining the overall corporate and business unit performance factors described in the CD&A under the heading “Performance Based Pay — Measures and Criteria” beginning on page 23 of the 2007 Proxy Statement in making the determination of individual performance, recognizing the performance of executive personnel is closely tied to the performance of the Company and the business units over which they have responsibility. The Compensation Committee then considers the individual contributions of the named executive officers to the Company and such business units in its ultimate evaluation and, as described in our response to Comment 1, retains discretion to adjust awards accordingly. In response to the Staff’s comment, we will include additional disclosure discussing the elements of individual performance and specific contributions the Compensation Committee considered in its evaluation of each named executive officer when such information constitutes material

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October 12, 2007

information that is necessary to an understanding of our compensation policies and decisions regarding our named executive officers.
Compensation program elements, page 23
Performance Measures, page 23
4.	To clarify your discussion regarding how “total stockholder return” and “relative adjusted return on capital employed” are used in determining compensation, revise your disclosure to define in a clear and concise manner, these terms.
Response: These terms are defined as follows:
Total stockholder return represents the percentage change in a company’s common stock price from the beginning of a period of time to the end of the stated period, and assumes common stock dividends paid during the stated period are reinvested into that common stock.
Relative return on capital employed is a measure of the profitability of our capital employed in our integrated business compared with that of our peers. We calculate return on capital employed as a ratio, the numerator of which is income from continuing operations plus after-tax interest expense, and the denominator of which is average common stockholders’ equity plus total debt. We have described our adjustments to relative return on capital employed on pages 23 and 24 of our 2007 proxy statement.
In future filings, we will revise our disclosures to include definitions for the above terms or other key performance measures discussed.
Other Possible Awards, page 27
5.	You highlight throughout your discussion, the philosophy and objective of your compensation policies regarding restricted stock awards. You note that the atypical vesting feature ensures that the executive officers’ interests are appropriately aligned with the company for the duration of their employment. In light of your stated philosophy and objectives and giving effect to Item 402(b)(1)(vi) of Regulation S-K, please supplement your disclosure to discuss why the restricted stock awards granted in the off-cycles are structured to have significantly shorter vesting periods that the typical restricted stock awards.
Response: Off-cycle equity awards are equity awards which are granted outside the context of our regular compensation programs (these awards are also commonly referred to as “ad hoc” or “special purpose” awards). Currently, off-cycle awards are granted to certain incoming executive personnel, typically on the first day of employment, (1) to induce an executive to join the Company (occasionally replacing compensation that will be lost to the executive because of termination from the prior employer); (2) to induce an executive of an acquired company to remain with the Company long enough for the executive to be evaluated in the ConocoPhillips environment; and/or (3) to provide a pro-rata equity award to an executive joining the Company during an ongoing performance period under a plan for which he or she is ineligible to participate because he or she joined the Company during the middle of the performance period. In the case

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of Mr. Limbacher, a shorter vesting period was specifically intended to act as an inducement to become an employee of ConocoPhillips and to bridge his compensation into the ongoing ConocoPhillips programs. In the past, off-cycle awards have also been used as rewards for successful projects and, in such cases, the Compensation Committee has proposed a shorter period for restrictions on transfer associated with restricted stock units issued under the Performance Share Program which the Committee believes is consistent with the purpose of the award. However, as noted on page 27 of our 2007 Proxy Statement, the Compensation Committee does not currently anticipate using off-cycle awards as rewards for successful projects in the future. In response to the Staff’s comment, we will supplement future disclosures with the foregoing information.
6.	If currently known or anticipated, please clarify the circumstances, other than in connection with a special project, in which off-cycle awards could be awarded.
Response: As noted in our response to Comment 5 above, ConocoPhillips has recently used off-cycle awards to attract executives to ConocoPhillips and to induce executives at recently-acquired companies to stay with ConocoPhillips. While the Company could use off-cycle awards for other reasons, it has not done so in the recent past.
Compensation Decisions, page 29
7.	Although you have disclosed the targeted pay out amounts, revise to specify for each named executive officer, the specific targets of the performance metrics (i.e. corporate, business unit, individual), that factored into the establishment of the targeted pay out amount disclosed and the actual award made. We note in your disclosure reference to the establishment of targets for the current fiscal year. Revise to disclose the performance targets established for 2006 and at the commencement of 2007. To the extent that you believe that disclosure of qualitative and quantitative targets established would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. Please revise to disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b) of Regulation S-K.
Response: In setting performance measures, the Compensation Committee considers those measures that they believe are most indicative of the long-term success of the Company.
At the beginning of a given performance period, the Compensation Committee, with the input and advice of the Company’s management and outside consultants, establishes corporate performance measures, such as Relative Adjusted Return on Capital Employed and Relative Total Shareholder Return. The Committee also approves business unit performance measures, which include quantitative metrics specific to each business unit, such as income from continuing operations (adjusted to neutralize the impact of changes in commodity prices, which may be either favorable or unfavorable), control of costs, value added indices, and various milestones set by management, as well as qualitative measures, such as success in developing and implementing strategic plans and contribution to the growth and success of the Company, in each case guided by and consistent with the Company’s operating plan. It is our goal to both improve our performance

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from prior periods and perform better than our peer group, so the measures used are generally either relative to our peer group or relative to the past performance of the Company, business unit or individual; however, no performance measures include specific targets resulting in any given compensation being dictated.
At the conclusion of a performance period, the Compensation Committee assesses the performance of the Company, the business units for which an executive has responsibility and the individual’s performance using the selected measures and any other factors it deems appropriate. As we note in response to Comment 1, such programs do not operate in a formulaic way whereby specified payments are dictated by a given result under these measures. Rather, the Compensation Committee retains discretion in assessing company, business unit, and individual performance so that it can take into account factors and the interplay of factors evidencing quality of performance that could not be seen in advance. We confirm that, should our compensation programs ever use specific formulaic performance targets, we will include disclosure of performance targets, including those for the current year where such disclosure would be material to an understanding of prior year compensation of our named executive officers.
8.	As noted in Section II.B.1 of Release 8732A, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, please explain the differences in salary amount and non-equity incentive plan pay out amounts awarded to the chief executive officer relative to the other named executive officers.
Response: As we discuss in our Compensation Discussion & Analysis, the Company has established a competitively-benchmarked compensation structure which establishes total target compensation for our Senior Officers each year. For Senior Officers and for other employees, the base salary is determined using a salary scale under which different positions are designated specific “grades.” Each grade has an associated base salary minimum, midpoint, and maximum. For employees participating in the Variable Cash Incentive Program, a target amount, which is expressed as a percentage of salary, is also established. Eligible grades may also have an associated performance share unit and option target, also expressed as a percentage of salary. For our named executive officers, our compensation programs are designed so total compensation target levels rise as salary grade level increases, with the portion of performance-based compensation rising as a percentage of total targeted compensation. One result of this structure is that actual total compensation of an executive as a multiple of the total compensation of his or her subordinates is designed to increase in periods of stronger performance and decrease in times of less satisfactory performance. There is no material difference in this policy with respect to our chief executive officer. Rather, the differences in salary and incentive plan payout amounts of our chief executive officer relative to our other named executive officers result from the uniform application of this policy and are reflective of a period of relatively strong performance by the Company. We therefore believe that our current disclosure complies with the requirements of the applicable rules.
Nonqualified Deferred Compensation, page 49
9. Please provide the disclosure required by Item 404(i)(3)(ii) of Regulation S-K.
Response: All ConocoPhillips defined contribution nonqualified deferred compensation plans allow investment of deferred amounts in a broad range of mutual funds or other market-based

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October 12, 2007

investments, including ConocoPhillips stock. As market-based investments none of these provide above-market return. The Burlington Resources defined contribution nonqualified deferred compensation plans provide investments similar in nature, although with a much smaller choice of investments as well as one investment choice which provides an above-market return (as discussed on page 50 of the 2007 Proxy Statement). Since each executive participating in each plan chooses the investment vehicle or vehicles and may change his or her allocations from time to time (as often as daily), the return on the investment will depend on how well the underlying investment fund performed during the time the executive chose it as an investment vehicle. The aggregate performance of such investment is reflected in the Nonqualified Deferred Compensation Table under the column “Aggregate Earnings in Last Fiscal Year.” We believe providing details on the returns on all possible investment vehicles (of which there were 77 in 2006) would be quite lengthy without providing any material information to the shareholders. To address the Staff’s comment, we propose supplementing our future disclosures with the foregoing information.
Executive Severance and Change in Control, page 52
10.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance and change of control plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.
Response: As noted on page 29 of the 2007 Proxy Statement, the terms and conditions for severance and change in control provisions are primarily designed to be competitive with similar plans and awards to executives at other large employers. Payment and benefit levels under the various circumstances that trigger payments under these plans are affected by (1) the nature of the triggering event described; (2) the severance arrangement applicable to that triggering event; and (3) the executive’s age and length of service with the Company, in each case as more fully described on pages 52 through 57 of the 2007 Proxy Statement.
In response to your request, the Company hereby acknowledges each of the following:
1.	The adequacy and accuracy of the disclosures in the above filing is ConocoPhillips’ responsibility.

2.	The Staff’s comments or the changes to disclosure we make in response to the Staff’s comments do not foreclose the Commission from taking any action on the above filing.

3.	ConocoPhillips may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
October 12, 2007

An electronic version of this letter has been filed via EDGAR. In addition, we have provided courtesy copies by mail.

Very truly yours, CONOCOPHILLIPS
/s/ Janet Langford Kelly

Janet Langford Kelly Senior Vice President, Legal, General Counsel and Corporate Secretary

cc:	Mr. Norman R. Augustine
     Chairman of the Compensation Committee
Mr. James E. Copeland, Jr.
     Chairman of the Audit and
     Finance Committee
Mr. James J. Mulva
     Chairman and Chief Executive Officer
Mr. John A. Carrig
     Executive Vice President, Finance, and
     Chief Financial Officer
Mr. Rand C. Berney
     Vice President and Controller
Mr. R. Dale Nijoka
     Ernst & Young LLP